

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2012

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to ___________

Commission File Number: 1-15174

SIEMENS SAVINGS PLAN FOR UNION EMPLOYEES

(Full title of the Plan and the address of the Plan, if different from that of issuer named below)

Siemens Aktiengesellschaft
Wittelsbacherplatz 2
80333 Munich
Federal Republic of Germany
c/o Siemens Corporation
General Counsel's Office
300 New Jersey Avenue, NW
Suite 1000
Washington, D.C. 20001

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Siemens Savings Plans

Individual Financial Statements and Supplemental Schedules

Year Ended December 31, 2012 and 2011

Contents

ERNST & YOUNG

Ernst & Young LLP
MetroPark
99 Wood Avenue South
P.O. Box 751
Iselin, New Jersey 08830-0471
Tel: 732 516 4100

Report of Independent Registered Public Accounting Firm

The Members
Siemens Corporation Administrative Committee and Investment Committee

We have audited the accompanying statements of net assets available for benefits of Siemens Savings Plan and Siemens Savings Plan for Union Employees (collectively, the Plans) as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the year then ended December 31, 2012. These financial statements are the responsibility of the Plans' management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plans at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets as of December 31, 2012 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan's management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst + Young LLP

June 17, 2013

Siemens Savings Plans

Individual Statements of Net Assets Available for Benefits

December 31, 2012

	Savings Plan	Union Plan
Assets		
Investment in the net assets of the Master Trust for Siemens Savings Plans, at fair value	$ 8,369,722,893	$ 126,841,243
Participant loans receivable	133,324,087	6,241,440
Service Based Company Contributions receivable	74,440,269	1,252,000
Total assets	8,577,487,249	134,334,683
Net assets available for benefits, reflecting investments at fair value	8,577,487,249	134,334,683
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(152,144,911)	(4,051,922)
Net assets available for benefits	$ 8,425,342,338	$ 130,282,761

See accompanying notes.

Siemens Savings Plans

Individual Statements of Net Assets Available for Benefits

December 31, 2011

	Savings Plan	Union Plan
Assets		
Investment in the net assets of the Master Trust for Siemens Savings Plans, at fair value	$ 7,528,046,476	$ 112,871,281
Participant loans receivable	132,748,381	5,811,273
Service Based Company Contributions receivable	72,294,562	1,330,595
Total assets	7,733,089,419	120,013,149
Net assets available for benefits, reflecting investments at fair value	7,733,089,419	120,013,149
Adjustment from fair value to contract value for fully benefit responsive investment contracts	(147,468,194)	(3,893,100)
Net assets available for benefits	$ 7,585,621,225	$ 116,120,049

See accompanying notes.

Siemens Savings Plans

Individual Statements of Changes in Net Assets Available for Benefits

Year Ended December 31, 2012

	Savings Plan	Union Plan
Additions to net assets attributed to:		
Plan's share of the net investment income of the Master Trust for Siemens Savings Plans:		
Net appreciation in fair value of investments	$ 671,248,036	$ 6,487,024
Interest	66,570,904	1,770,625
Dividends	55,457,035	721,152
Total investment gain	793,275,975	8,978,801
Interest on participant loans	4,475,787	198,674
Contributions:		
Participants	461,195,521	10,912,550
Service Based Company Contributions	74,440,269	1,252,000
Employer Matching Contributions	268,947,865	5,450,141
Total contributions	804,583,655	17,614,691
Total additions	1,602,335,417	26,792,166
Deductions from net assets attributed to:		
Benefits paid to participants	476,539,190	11,490,823
Plan expenses	15,625,242	187,657
Total deductions	492,164,432	11,678,480
Net increase in net assets prior to net asset transfers	1,110,170,985	15,113,686
Asset transfers, net	(270,449,872)	(950,974)
Net increase	839,721,113	14,162,712
Net assets available for benefits:		
Beginning of year	7,585,621,225	116,120,049
End of year	$ 8,425,342,338	$ 130,282,761

See accompanying notes.

Siemens Savings Plans

Notes to Financial Statements

December 31, 2012

1. Description of Plans

The following description of the Siemens Savings Plan (the "Savings Plan"), and the Siemens Savings Plan for Union Employees (the "Union Plan") (each, separately, the "Plan", and collectively, the "Plans" or the "Siemens Savings Plans") is provided for general information purposes only. Participants should refer to each Plan document for a more complete description of each of the Plans.

General

The Plans are defined contribution plans sponsored by Siemens Corporation (the "Company"), an indirectly wholly-owned subsidiary of Siemens Aktiengesellschaft ("Siemens AG"), covering salaried, hourly, and union employees of the Company and other affiliated participating companies. The Plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plans generally define an employee as any person employed by the Company or an affiliated participating company.

Participation in the Savings Plan is available to any employee who is employed by a company that is a participating company, excepting leased employees, nonresident aliens, an employee assigned to an affiliated company of Siemens AG located outside the United States and who is neither a citizen of the United States nor a lawful permanent resident of the United States within the meaning of Section 7701(b)(1)(A)(i) of the Internal Revenue Code of 1986, as amended (the "Code"), and anyone employed on a temporary basis. Unless expressly approved by the Company, employees covered by a collective bargaining agreement not providing for participation in the Savings Plan are excluded from participation in the Savings Plan. The Union Plan defines an employee as any person employed by the Company or an affiliated participating company and covered by a collective bargaining agreement providing for participation in the Union Plan.

Eligible employees may enroll in the appropriate Plan on any day following their date of employment. Each newly hired employee who is eligible to participate in one of the respective Plans is automatically enrolled in the appropriate Plan and will have tax-deferred contributions at 3% of eligible pay withheld after 30 days of becoming eligible for enrollment in such Plan, unless the employee affirmatively elects not to participate in the Plan, elects to participate at a different rate, or elects to participate on a basis other than tax deferred contributions.

1. Description of Plans (continued)

The default investment option for the automatic contributions is the applicable Life Cycle Portfolio determined based on the participant's year of birth.

The assets and liabilities of participants in tax qualified defined contribution plans associated with companies acquired by the Company or certain of its affiliates prior to 2013 (the "Prior Plans") were transferred into the applicable Plan. (See Note 8 for transfers into the Savings Plan that occurred during 2012; no such transfers into the Union Plan occurred during 2012). Generally, service recognized under a Prior Plan is recognized as continuous employment for eligibility and vesting purposes under the applicable Plan. Each active employee with an account balance that was transferred into one of the Plans from one of the Prior Plans becomes fully vested in his or her Prior Plan's account balance.

As a result of the sale of certain businesses, the respective assets and liabilities of certain participants related to the divested businesses were transferred out of the Plans, into a plan established by the respective acquiring company. (See Note 8 for transfers out of the Savings Plan during 2012; no such transfers from the Union Plan occurred during 2012).

The assets of the Plans are held in the Master Trust for Siemens Savings Plans (the "Master Trust"). The assets of the Master Trust were held by the Bank of New York Mellon, (the "Trustee") at December 31, 2012 and December 31, 2011. Included in the Master Trust, under a sub-trustee arrangement, are assets from the Siemens Corporation Savings Plan for Puerto Rico Employees, which is sponsored by the Company.

Administration

The Administrative Committee of the Company is responsible for administering the Plans' operations and the Investment Committee of the Company is responsible for monitoring investments by the Plans, and all members of the Investment Committee are appointed by the Board of Directors of the Company.

Contributions

Generally, participants in the Savings Plan or Union Plan (as the case may be) can elect to contribute from 2% to 25%, in 1% increments, of their eligible pay, as defined by the plan documents for each of the Plans. The Savings Plans provide that the Administrative Committee may limit the maximum contribution rates for Highly Compensated Employees to a lower

1. Description of Plans (continued)

amount in order to comply with nondiscrimination rules under the Internal Revenue Code. When automatically enrolled, a participant's contribution on a tax deferral basis is set at 3% of eligible pay and the default investment option is the applicable Life Cycle Portfolio determined based on the participant's year of birth, until either is changed by the participant. For participants who are automatically enrolled in the Plans on or after January 1, 2011, the deferral rate will automatically increase by 1% each subsequent year, until the participant's contribution is 10% of eligible pay. If a participant is automatically enrolled in the Plans within the first six months of the calendar year, the first automatic increase occurs in the January following enrollment. If the participant is automatically enrolled within the last six months of the calendar year, the first automatic increase occurs in the second January following enrollment. Participants who enrolled in the Plans before January 1, 2011, can elect to have this automatic deferral increase feature apply to them. Participants may make contributions on a tax-deferred basis, an after-tax basis, or a combination of tax-deferred and after-tax bases. Effective January 1, 2011, participants could make designated Roth contributions. Each Plan also allows participants to change their contribution percentage elections daily. Participants may cease their contributions at any time.

The Savings Plan and the Union Plan each allow participants age 50 or older to make additional tax-deferred contributions. These annual catch-up contributions were subject to Internal Revenue Service (IRS) limits of $5,500 in 2012.

For most employees eligible for participation in the Savings Plan the Company or the participating company matches 100% of each such employee's contributions on the first 6% of the employee's eligible pay contributed to the Plan. Certain participants of the Union Plan may have different Company contribution rates as provided by the collective bargaining agreement providing for their participation in the Union Plan.

Effective January 1, 2011, an employee's Roth contributions to the Plans were included as part of the employee's contributions to the Plans that were eligible for matching contributions up to 6% of eligible pay.

Each participant whose employment with the Company or a participating company is terminated has the option to deposit any lump sum amount that would otherwise be received from the Siemens Pension Plan or Siemens Pension Plan for Union Employees (defined benefit pension plans sponsored by the Company) directly into the appropriate Siemens Savings Plan.

1. Description of Plans (continued)

All contributions are subject to certain limitations of the Code. The maximum combined participant and employer contributions to a participant's account for a plan year was limited to the lesser of $50,000 for 2012, or 100% of the participant's annual compensation. For the 2012 calendar year, the IRS limited the annual tax-deferred contribution to $17,000 for each participant. Other IRS limits exist for certain highly compensated employees participating in either of the Plans.

Service Based Company Contribution

Effective January 1, 2011, certain participants of the Savings Plan or the Union Plan who, as of December 31, 2010, were earning a benefit under the Siemens Pension Plan or the Siemens Pension Plan for Union Employees and who ceased accruing benefits under such plans as of December 31, 2010, became eligible for a special company contribution referred to as a Service Based Company Contribution ("SBCC"). The SBCC is made to each eligible employee's account, regardless of whether the employee is making any contributions to the Savings Plan or the Union Plan.

The amount of the SBCC for most eligible employees is a percentage of their compensation and varies based on their business unit of employment and years of vesting service. The amount of the SBCC for eligible participants in the Siemens HealthCare Diagnostics cash balance formula, varies based upon the employee's age and years of vesting service. The SBCC is credited once a year to each such eligible employee's SBCC account established in the Savings Plan or Union Plan, as applicable, no later than March 31 of the calendar year following the calendar year for which the SBCC is made. The SBCC percentage ranges from 0% to 12% based on years of vesting services. On March 8, 2013, with respect to calendar year 2012, the Company contributed $74,440,269 and $1,252,000 in SBCC contributions to the Savings Plan and the Union Plan respectively.

1. Description of Plans (continued)

Investment Options

A participant may direct his or her contributions to the following investment options, in increments of at least 1%, within the Siemens Savings Plans:

a) Stable Value Investment Option,

b) U.S. Large Cap Stock Investment Option,

c) High Yield Bond Investment Option,

d) Non-U.S. Developed Markets Stock Investment Option,

e) Core Bond Investment Option,

f) U.S. Small Mid Cap Stock Investment Option,

g) LifeCycle Investment Portfolios Option,

h) Non-U.S. Emerging Markets Stock Investment Option,

i) Siemens AG Stock Investment Option, and

j) Self-Directed Brokerage Account Investment Option.

Each of the Plans allows participants to change their investment elections prospectively and to transfer funds between investment options (including the Self-Directed Brokerage Account Investment Option), on any business day, with the exception of the Non-U.S. Developed Markets Stock Investment Option, the Non-U.S. Emerging Markets Stock Investment Option, and the Siemens AG Stock Investment Option accounts. Any amount invested in the Non-U.S. Developed Markets Stock Investment Option or the Non-U.S. Emerging Markets Stock Investment Option that results from a reallocation by participants of their investments must remain invested in that option for at least 30 days. Certain participants who invest in the Siemens AG Stock Investment Option will be subject to blackout periods beginning two weeks before the end of each fiscal quarter or fiscal year of Siemens AG until two days after the announcement of Siemens AG's quarterly or annual financial results, during which blackout periods they will not be permitted to change their investment elections related to this investment option. Certain of the investments above include separately managed accounts.

1. Description of Plans (continued)

The Ratio of Year-End Crediting Rate to Investments (at fair value) for the Stable Value Investment Option was 2.54% and 3.19% for 2012 and 2011, respectively. The Ratio of Year-End Market Value Yield to Investments (at fair value) earned by the Plans in 2012 and 2011 were 0.91% and 1.48%, respectively.

Participant Accounts

Each participant's account is credited with the participant's contributions, associated Company or participating company contributions (including the amount of any matching contribution and SBCC), and allocated earnings or losses (net of apportioned plan expenses). Plan earnings are allocated based on the participants' share of net earnings or losses of their respective elected investment options. The benefit to which a participant is entitled at any given time is the participant's vested account balance at such time.

Vesting

Each participant's contributions and earnings thereon are fully vested at all times. Company or participating company matching contributions and earnings thereon become 40% vested after two years of continuous employment and continue to vest at an annual rate of 20%, reaching 100% vesting after five years of continuous employment with the Company, its subsidiaries or affiliates. In addition, each participant becomes 100% vested in the Company's or participating company's matching contributions and earnings thereon upon retirement, death, total or permanent disability, complete or partial termination of the respective Plan, complete discontinuance of Company contributions, termination of employment due to the closing of the facility in which the participant is employed, and, also, in the case of the Siemens Savings Plan only, permanent layoff, or transfer (without intervening employment) to an affiliated company outside the United States which does not participate in the Siemens Savings Plan.

Participants are 100% vested in the amount of any SBCC at the time the contributions are made to the applicable Plan.

For Company or a participating company's contributions made subsequent to the effective date of a plan's merger into one of the Plans, former participants of the originating plan vest according to the relevant vesting schedule of the respective Plan. Prior service under each originating plan is recognized, as stated in the plan documents of the appropriate Plan.

1. Description of Plans (continued)

Participant Loans

Each of the Plans allows any participant to borrow an amount equal to the lesser of 50% of his or her vested account balance (less any current outstanding loan balance) or $50,000 (less the highest outstanding loan balance in the last 12 months and less any defaulted loan balances). Each loan is made from the participant's balance in each of the investment funds in which the participant has an available balance, with the exception of the Self-Directed Brokerage Account. The term of a loan shall not exceed four years (a thirty year loan term is permitted in cases where the loan proceeds are used to purchase the participant's principal residence). Generally, a participant may not have more than two loans outstanding at any point in time. The balance in a borrowing participant's account secures any such loans. Such loans bear interest at a "reasonable rate" as established periodically. Principal and interest are to be repaid ratably during the year through payroll deductions. Any loans outstanding at the time a participant terminates employment with the Company or its affiliates are deemed "loan cancellations" and are treated as disbursements from the Plans, unless repaid within 60 days or prior to full distribution of the participant's balance whichever is earlier. The SBCC is not available for loans, although it is included in the calculation to determine the maximum amount available for a loan and also serves to secure the loans. The outstanding balance of any active participant loan that is deemed to be in default, because of missed payments, will automatically become taxable income to the participant and must be reported to the IRS at the end of the relevant tax year. The amount taxable will include both the taxable portion of the remaining principal and any accrued interest that was due as of the date of the loan default.

Payment of Benefits

Each of the Plans can disburse funds upon a participant's separation from service with the Company or its affiliates as a result of the following: retirement, death, total or permanent disability, permanent layoff, or termination of employment with Siemens worldwide (except that the Savings Plan can disburse funds by reason of transfer to a non-U.S. Siemens affiliate that does not participate in the Savings Plan with respect to account balances calculated as of December 31, 2009). The payment of such disbursement can take one of three forms: a lump sum payment, partial lump sum payments (up to two in any calendar year), or monthly or annual installment payments. However, any vested benefit of $1,000 or less at the time of termination will automatically be paid out as a lump sum. Also, benefits between $1,000 and $5,000 will be transferred to an IRA with Hewitt Financial Services unless the participant directs otherwise.

1. Description of Plans (continued)

Withdrawals During Employment

During employment, participants are generally permitted to make up to two withdrawals per calendar year from their after-tax, rollover and vested employer contributions to the Plan, and the earnings on such amounts. If a participant has participated in the Plan for less than five years and elects to withdrawal after-tax contributions made to the Plan on or after January 1, 1987 or employer contributions made to the Plan within two years of the date of the withdrawal, employer contributions on behalf of the participant will be suspended for a three-month period. Under certain circumstances, if a participant can demonstrate a financial hardship (as defined in the Plan) a participant may take a hardship withdrawal of his or her tax-deferred and, effective 2011, his or her designated Roth contributions (but not earnings on such amounts). In addition, a participant who has reached age 59½ may take a withdrawal of his or her tax-deferred and designated Roth contributions (including earnings related to these contributions credited after December 31, 1988) without demonstrating financial hardship and will not be limited in the number of withdrawals that can be taken in any year. SBCCs are not available for withdrawal during employment.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying individual financial statements of the Plans have been prepared on the accrual basis of accounting.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Participant loans receivable

Participant loans receivable represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on participant loans receivable is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011 (see Note 1). If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

2. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the individual financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

Risks and Uncertainties

The Plans invests in various types of investment securities. Investment securities are exposed to various risks, including interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the individual statement of net assets available for benefits. Each of the Plans' exposure to a concentration of credit risk is limited by diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into various financial instruments, with the exception of the Siemens AG Stock Fund, which invests in the securities of a single issuer (Siemens AG). The underlying value of the American Depository Shares ("ADS") of Siemens AG is entirely dependent upon the performance of Siemens AG and the market's evaluation of such performance as reflected in the ADS' trading price. To the extent that a participant directs that his or her contributions be invested through the Self-Directed Brokerage Account Option, the participant solely determines the extent to which such amounts will be diversified, if at all.

New Accounting Pronouncements

In May 2011, the FASB issued Accounting Standards Update 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs,* (ASU 2011-04). ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures,* to converge the fair value measurement guidance in U.S. generally accepted accounting principles (GAAP) and International Financial Reporting Standards (IFRSs). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Plans adopted the provisions of ASU 2011-04 as of January 1, 2012 and the adoption did not have a material effect on the Plans' financial statement.

2. Summary of Significant Accounting Policies (continued)

Reporting of Fully Benefit Responsive Investment Contracts

Investment contracts held by a defined contribution plan such as those that are part of the Stable Value Investment Option of the Plans that invest in fully benefit-responsive investment contracts are required to be reported at fair market value rather than contract value. Since those contracts are fully benefit-responsive, an adjustment is reflected in the statement of net assets available for benefits to present these investments at contract value. Contract value is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to transfer amounts out of this investment option or receive a distribution from the Plans. The contract value of the fully-benefit responsive investment contracts represents contributions plus earnings, less participant withdrawals and administrative expenses.

Investment Valuation and Income Recognition

The assets of each of the Plans are held in the Master Trust for the Siemens Savings Plans ("Master Trust"). Unit values of the investment options, within the Master Trust, represent the proportionate participation in the Plans' investment options and includes earnings from realized and unrealized appreciation and depreciation of the investment option investments, interest and dividend income, less investment-related fees and expenses charged to the respective option. The Master Trust investments are recorded at fair value. Investments in marketable securities (domestic and foreign common stock, preferred stock, government obligations, and corporate debt obligations) and Siemens AG ADS's are valued at the closing market price as established on the appropriate national securities exchange. Investments in registered investment companies and short-term investment funds are valued at their aggregate unit-value as established by the fund trustee and reported to the general public. Investments in common collective investment funds and limited partnerships are valued at their aggregate unit-value as established by the fund trustee or general partner and reported to the Master Trust. Collective investment funds which are wrapped by insurance companies and other financial institutions are valued at fair value based on a discounted cash flow method. Purchases and sales of securities by the Master Trust are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the applicable ex-dividend date.

2. Summary of Significant Accounting Policies (continued)

Plan Expenses

Only expenses of the Plans that are permitted to be charged to the Plans and Master Trust, in accordance with applicable law and with the provisions of the respective plan documents and Master Trust Agreement, are charged to the Plans and Master Trust. For expenses that are not specific to an investment fund, such as administrative, trustee, and auditing expenses, an expense allocation is charged to the net asset balance of each investment option on a daily basis. For expenses that are specific to an investment option, such as investment manager fees, the contracted expense rate is charged to the specific investment option's net assets on a daily basis, and is included in the investment option's reported income. Contracted expense rates vary based on the investment options.

Forfeitures

Employees who terminate their employment with the Company or its affiliates forfeit any non-vested portion of employer contributions and any earnings thereon in accordance with the terms of the respective Plans. Such forfeitures of employer contributions are utilized by the Company or a participating affiliated company, as applicable, to reduce future employer contributions. During 2012, the total amount of forfeitures the Savings Plan and the Union Plan used to reduce the amount of employer contributions were $6,021,228 and $97,121, respectively. At December 31, 2012 and 2011, there were no forfeited non-vested amounts for both the Savings Plan and the Union Plan.

3. Parties-in-Interest

Currently, five members of the Investment Committee are participants in the Savings Plan, but only four of the members are eligible to make current contributions to the Savings Plan. Currently, four of the five members of the Administrative Committee are current participants in the Savings Plan and are eligible to make current contributions to the Savings Plan. The trustee of the Plans, Bank of New York, Mellon (the "Trustee"), also serves as an investment manager with respect to one of the investment options of the Plans. In addition, the Trustee also serves as the custodian for certain commingled funds managed by INVESCO in which the Plans participate. The Master Trust also invests in shares of Siemens AG (see Note 6).

4. Plan Termination

Although it has not expressed an intent to do so, the Company reserves the right to discontinue its contributions to either or both of the Plans at any time and to terminate either or both of the Plans subject to the provisions of ERISA. In the event that a termination of either of the Plans should occur, the value of each affected participant's account (including employer contributions and earnings thereon) shall become fully vested and funds will be distributed in accordance with ERISA.

5. Tax Status of the Plans

The IRS has issued determination letters dated April 23, 2008 and April 26, 2013 for the Savings Plan and the Savings Plan for Union Employees, respectively, advising that the Plans qualify for tax-exempt status pursuant to the provisions of Section 401(a) of the Code. The Plans' administrator and management of the Company believe that the Plans, as subsequently amended, conform to ERISA requirements and continue to qualify as tax exempt under the Code. Accordingly, no provision has been made for federal income taxes.

In accordance with IRS Revenue Procedures 2007-44 and 2011-6, the Savings Plan was resubmitted to the IRS on January 27, 2012 for a determination that the Plan remained qualified under Section 401(a) and 401(k) of the Code.

U.S. GAAP require plan management to evaluate uncertain tax positions taken by the Plans. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plans, and has concluded that as of December 31, 2012 and 2011, there are no uncertain positions taken or expected to be taken. The Plans have recognized no interest or penalties related to uncertain tax positions. The Plans are subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to and including 2009.

6. Investment in Master Trust

All of the Plans' investments are in the Master Trust, which was established for the investment of assets of the Plans and certain other defined contribution plans sponsored by the Company or by an affiliate of the Company. Each participating defined contribution plan has a proportionate interest in the Master Trust. The assets of the Master Trust were held by the Trustee at December 31, 2012 and 2011.

At December 31, 2012 and 2011, each of the Plans' respective proportionate interests in the net assets of the Master Trust were as follows:

	2012	2011
Savings Plan	**98.4%**	98.4%
Union Plan	**1.5%**	1.5%

Investment income (loss) and administrative expenses relating to the Master Trust are allocated to the individual Company-sponsored plans on a daily, weighted average basis.

Related Party Transactions

For the year ended December 31, 2012, the Master Trust purchased 1,391,626 Siemens AG ADSs with a fair market value of $129,863,351 and sold 1,817,763 Siemens AG ADSs with a base cost of $186,400,687 for proceeds of $176,141,044 resulting in realized loss of $10,259,643. At December 31, 2012 and 2011, the fair values of the Siemens AG Stock Investment Option were $461,689,450 and $458,670,091, respectively, which represented 5.3% and 5.8% of the Master Trust's total fair value, respectively. Six of the investment options are partially invested in passively managed, international index funds holding Siemens AG shares. These shares represent an additional investment of less than 3/100 of 1 percent of the Master Trust.

Securities Lending

The Investment Committee has decided to end the participation of the Master Trust in the BNY Mellon Global Securities Lending Program, and the Master Trust is in the process of transitioning out of that Program. Under this program, securities had been lent to certain unrelated third-party brokers in exchange for collateral, usually in the form of cash. Collateralization levels were equal to a percentage of the market value of the borrowed

6. Investment in Master Trust (continued)

securities. For U.S. securities, collateral could not be less than 102%, and for non-U.S. securities, collateral could not be less than 105%, unless it had been denominated in the same currency as the collateral, in which case it was 102%. Collateral received was invested in a short-term collateral re-investment fund that is managed by BNY Mellon's Global Security Lending Group, and the fund consisted of short-term investments. The value of loaned securities amounted to $368,775 and $344,837 at December 31, 2012 and 2011, respectively. The obligation to return collateral is reflected as a liability in the Master Trust's financial statements.

While the Master Trust is transitioning out of the BNY Mellon Global Securities Program, it still participates in securities lending programs to the extent that any of the commingled or mutual funds in which the assets of the Plans are invested participate in securities lending programs. The following table presents the fair values of investments for the Master Trust at December 31, 2012 and 2011:

	2012	2011
Collective investment funds	**$ 2,257,765,521**	$ 2,256,411,434
Common collective funds	**4,130,816,828**	3,570,097,215
Domestic and foreign common stock	**645,484,071**	606,132,032
Registered investment companies	**753,770,117**	565,214,575
Government obligations	**9,625,408**	4,635,977
Corporate debt obligations	**178,057,509**	122,358,887
Siemens AG ADSs	**461,689,450**	458,670,091
Limited partnership	**2,171,728**	1,747,058
Short-term investments	**52,145,428**	48,091,834
Securities on loan against collateral	**368,775**	344,837
Receivable for securities sold, accrued income and other receivables	**22,722,603**	17,592,183
Liability for collateral deposits	**(377,560)**	(352,825)
Payable for securities purchased and accrued liabilities	**(13,896,991)**	(6,320,787)
Net assets of the Master Trust, at fair value	**8,500,342,887**	7,644,622,511
Adjustment from fair value to contract value for fully benefit responsive investment contracts	**(156,439,448)**	(151,596,008)
Net assets of the Master Trust	**$ 8,343,903,439**	$ 7,493,026,503

6. Investment in Master Trust (continued)

The Master Trust net assets shown above includes $3,778,751 and $3,704,754 at December 31, 2012 and 2011, respectively, for the Siemens Corporation Savings Plan for Puerto Rico Employees which represents its share of the Collective investment funds listed above pursuant to a sub-trustee arrangement; however, the table does not include participant loan receivables as stated in the Statement of Net Assets on page 2. Also included above in the adjustment from fair value to contract value for fully benefit responsive investment contracts are the adjustments related to the Siemens Corporation Puerto Rico Savings Plan at December 31, 2012 and 2011 of $242,615 and $234,715 respectively.

The total investment income of the Master Trust for the year ended December 31, 2012 was as follows:

Net appreciation in fair value of investments:	
Domestic and foreign common stock, including Siemens AG ADS's	$ 149,637,855
Government obligations	951,789
Corporate debt obligations	11,244,538
Common collective funds	457,368,148
Registered investment companies	58,261,260
Other investments	271,470
	677,735,060
Interest	68,443,850
Dividends	56,178,188
Investment gain of the Master Trust exclusive of changes in fair value of fully benefit responsive guaranteed investment contracts	$ 802,357,098

The Master Trust interest income shown above includes $102,321 and 161,076 at December 31, 2012 and 2011, respectively, for the Siemens Corporation Savings Plan for Puerto Rico Employees which represents its share of the income from the Stable Value fund. The Company and the Trustee for the Master Trust have entered into a sub-trustee arrangement with the trustee of the Siemens Corporation Savings Plan For Puerto Rico Employees, Banco Popular de Puerto Rico.

6. Investment in Master Trust (continued)

Fair Value Measurements

The Company defines fair value as the exchange price that would be received for an asset or paid for a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The Company utilizes a fair value hierarchy which requires the Plans to maximize the use of observable inputs and minimize unobservable inputs when determining fair value and also establishes three levels of classifications.

As such, the hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy in ASC 820 are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

- Quoted prices for similar assets and liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in markets that are not active;
- Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals); and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity. Level 3 inputs include management's own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

6. Investment in Master Trust (continued)

The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012.

Short-term investments: Short-term investments are held in a pooled investment vehicle. This fund maintains a $1 per share value. Any gains and/or earnings by the underlying assets are paid out as interest.

Equity (foreign and U.S.): All assets in which the Master Trust holds a direct share have been classified as common stocks. These assets are valued at the closing price reported on the active market on which the individual securities are traded.

Fixed income – Corporate/Government bonds (foreign and U.S.): The value of the assets are based on market data, incorporating various inputs such as benchmark curves, benchmarking of like securities, matrix pricing, model processes such as the Option Adjusted Spread model, to assess the interest rate impact of and develop prepayment scenarios. Both models and processes take into account market conventions.

Registered investment funds and commingled funds: These investments own shares of pooled investment vehicles which, in turn, own various underlying assets (equity, fixed income, etc.). Each funds' performance will be the result of the underlying assets. The fund calculates a net asset value (NAV) based on the underlying securities' value at market close, less any applicable expenses, divided by the shares outstanding. NAVs may be calculated on daily/weekly/monthly basis (as determined by the fund).

Collective investment funds: Investments in units of collective trust funds are valued at the net unit value or transaction price per unit of the respective collective trust fund as calculated each day. Underlying securities held in the funds traded on national securities exchanges or in the over-the-counter market are valued at the last sales price in the market where such securities are primarily traded. Short-term securities are stated at amortized cost (which approximates market value) if maturity is 60 days or less at the time of purchase, or at market value if maturity is greater than 60 days. Debt securities are valued on the basis of valuations provided by an independent pricing service approved by the Trustee. If valuations are not available from such pricing service, valuations are obtained from dealers making a market for such securities.

6. Investment in Master Trust (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company's management believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies and assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth, by level within the fair value hierarchy, the Master Trust's investments at fair value, for the year end December 31, 2012.

	Level 1	Level 2	Total
Short term investments	$ 14,115	$ –	$ 14,115
Equity:			
Siemens AG	461,689,450	–	461,689,450
Small Cap	409,157,172	–	409,157,172
Siemens Self Directed Brokerage Window	266,640,024	–	266,640,024
International Developed	135,940,904	–	135,940,904
Fixed Income:			
U.S. Corporate Bond	–	160,912,283	160,912,283
U.S. Government Bond	6,122,191	3,027,272	9,149,463
Foreign Corporate Bond	–	14,117,953	14,117,953
Foreign Government Bond	–	3,503,218	3,503,218
Registered Investment Funds:			
Domestic Mutual Funds	202,758,050	–	202,758,050
International Mutual Funds	320,471,285	118,581,008	439,052,293
Commingled Funds:			
Domestic Commingled Funds	–	3,937,407,145	3,937,407,145
International Commingled Funds	–	193,409,684	193,409,684
Collective Investment Funds	–	2,257,765,521	2,257,765,521
Total	$ 1,802,793,191	$ 6,688,724,084	$ 8,491,517,275

This table excludes receivables and payables for pending trades of $22,722,603 and $(13,896,991), respectively, which are part of the Master Trust.

6. Investment in Master Trust (continued)

The following tables set forth, by level within the fair value hierarchy, the Master Trust's investments at fair value, for the year end December 31, 2011.

	Level 1	Level 2	Total
Short term investments	$ 24,897	$ –	$ 24,897
Equity:			
Siemens AG	458,670,091	–	458,670,091
Small Cap	366,224,392	–	366,224,392
Siemens Self Directed Brokerage Window	233,566,570	–	233,566,570
International Developed	151,938,635	–	151,938,635
Fixed Income:			
U.S. Corporate Bond	–	113,352,893	113,352,893
U.S. Government Bond	–	2,020,323	2,020,323
Foreign Corporate Bond	–	9,005,994	9,005,994
Foreign Government Bond	–	2,615,654	2,615,654
Registered Investment Funds:			
Domestic Mutual Funds	135,930,568	–	135,930,568
International Mutual Funds	220,445,830	113,046,619	333,492,450
Commingled Funds:			
Domestic Commingled Funds	–	3,355,190,586	3,355,190,586
International Commingled Funds	–	214,906,628	214,906,628
Collective Investment Funds	–	2,256,411,434	2,256,411,434
Total	$ 1,566,800,984	$ 6,066,550,131	$ 7,633,351,115

This table excludes receivables and payables for pending trades of $17,592,183 and $(6,320,787), respectively, which are part of the Master Trust.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets at December 31, 2012 and 2011 available for benefits as indicated on the financial statements for each of the Siemens Savings Plans to amounts indicated on IRS Form 5500 with respect to each of the Siemens Savings Plans:

	Savings Plan	
	2012	**2011**
Net assets available for benefits per the financial statements	**$ 8,425,342,338**	$ 7,585,621,225
Add/(less) adjustment from fair value to contract value for fully benefit responsive investment contracts	**152,144,911**	147,468,194
(Less) amounts allocated to withdrawing participants	**(2,510,883)**	(690,765)
Net assets available for benefits per the Form 5500	**$ 8,574,976,366**	$ 7,732,398,654

	Union Plan	
	2012	**2011**
Net assets available for benefits per the financial statements	**$ 130,282,761**	$ 116,120,049
Add/(less) adjustment from fair value to contract value for fully benefit responsive investment contracts	**4,051,922**	3,893,100
(Less) amounts allocated to withdrawing participants	**(223,274)**	(13,809)
Net assets available for benefits per the Form 5500	**$ 134,111,409**	$ 119,999,340

7. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of investment gain per the financial statements to the Form 5500 for each of the Savings Plans at December 31, 2012:

	Savings Plan	Union Plan
Total investment gain per the financial statements	$ 793,275,975	$ 8,978,801
Add interest on participant loan	4,475,787	198,674
Add adjustment from fair value to contract value for fully benefit responsive investment contracts at December 31, 2012	152,144,911	4,051,922
(Less) adjustment from fair value to contract value for fully benefit responsive investment contracts at December 31, 2011	(147,468,194)	(3,893,100)
(Less) plan expenses	(15,625,242)	(187,657)
Total investment gain per the Form 5500	$ 786,803,237	$ 9,148,640

The following is a reconciliation of benefits paid to participants for each of the Savings Plans financial statements to its Form 5500 at December 31, 2012:

	Savings Plan
Benefits paid to participants per the financial statements	$ 476,539,190
Add amounts allocated to withdrawing participants at December 31, 2012	2,510,883
Less amounts allocated to withdrawing participants at December 31, 2011	(690,765)
Benefits paid to participants per the Form 5500	$ 478,359,308

	Union Plan
Benefits paid to participants per the financial statements	$ 11,490,823
Add amounts allocated to withdrawing participants at December 31, 2012	223,274
Less amounts allocated to withdrawing participants at December 31, 2011	(13,809)
Benefits paid to participants per the Form 5500	$ 11,700,288

7. Reconciliation of Financial Statements to Form 5500 (continued)

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to each December 31 but have not yet been paid as of that date.

8. Asset Transfers, Net

In connection with acquisitions by the Company or its affiliates, certain employees of the acquired companies were offered participation in the respective Plans. In addition, the assets and liabilities of certain Prior Plans were transferred to the respective Plans. In connection with the sales of certain businesses of the Company or its affiliates, certain employees of the divested companies or businesses were required to terminate participation in the Plans and, their vested balances were transferred to plans established by the respective acquiring companies. The amount of net asset transfers to (from) the Plans for the year ended December 31, 2012 is as follows:

Plan Name	Effective Date	Transfer to/from Savings Plan	Transfer to/from Union Plan
HearUSA, Inc. 401k Plan	January 12, 2012	$ (20,049)	$ –
Valeo , Inc. Retirment Savings Plan	February 1, 2012	(76)	–
ATOS 401(k) Savings Plan	March 30, 2012	(273,339,333)	–
Vistagy, Inc. Retirement Trust	April 2, 2012	4,281,168	–
Vistagy, Inc. Retirement Trust	April 4, 2012	1,180	–
Vistagy, Inc. Retirement Trust	April 10, 2012	8,074	–
Vistagy, Inc. Retirement Trust	April 11, 2012	3,141	–
ATOS 401(k) Savings Plan	April 16, 2012	22,373	–
Bennex Subsea Houston Inc 401(k) Profit Sharing Plan and Trust	April 18, 2012	11	–
ATOS 401(k) Savings Plan	May 3, 2012	(132,381)	–
Vistagy, Inc. Retirement Trust	June 19, 2012	901	–
Pace Global Energy Services, LLC 401(k) Retirement Plan	July 5, 2012	742	–
Insperity 401(k) Plan	July 13, 2012	55,295	–
eMeter Corporation 401(k) Retirement Plan	August 1, 2012	4,390,520	–
eMeter Corporation 401(k) Retirement Plan	August 10, 2012	52,666	–
FCE LLC 401(k) Profit Sharing Plan	August 17, 2012	642,074	–
FCE LLC 401(k) Profit Sharing Plan	August 21, 2012	36,301	–
Westtech Engineering, Inc. 401(k) Retirement Savings Plan & Trust	November 14, 2012	(7,364,554)	–
Westtech Engineering, Inc. 401(k) Retirement Savings Plan & Trust	November 16, 2012	(29,410)	–
Westtech Engineering, Inc. 401(k) Retirement Savings Plan & Trust	November 19, 2012	29,410	–
Westtech Engineering, Inc. 401(k) Retirement Savings Plan & Trust	November 23, 2012	(39,544)	–
Westtech Engineering, Inc. 401(k) Retirement Savings Plan & Trust	December 6, 2012	645	–
Plan to Plan transfers		950,974	(950,974)
Total		$ (270,449,872)	(950,974)

9. Subsequent Events

Management evaluated subsequent events for the Plan through June 17, 2013, the date the financial statements were available to be issued.

Supplemental Schedules

Siemens Savings Plan for Union Employees

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN #13-2623356 Plan # 016

December 31, 2012

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) Cost	(d) Current Value
*	Participant loans	1,375 loans outstanding with interest rates ranging from 3.25% to 8.25%	$ –	$ 6,241,440

* Represents a party-in-interest to the individual Plan as defined by ERISA.

See accompanying report of Independent Registered Public Accounting Firm.



Ernst & Young

Ernst & Young LLP
MetroPark
99 Wood Avenue South
P.O. Box 751
Iselin, New Jersey 08830-0471
Tel: 732 516 4100

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements (Form S-8 No. 333-178544, Form S-8 No. 333-163522 and Form S-8 No. 333-150656) pertaining to the Siemens Savings Plan for Union Employees of Siemens Corporation of our report dated June 17, 2013, with respect to the individual financial statements and supplement schedule of the Siemens Savings Plan for Union Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2012.

Ernst & Young LLP

June 17, 2013

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SIEMENS SAVINGS PLAN FOR UNION EMPLOYEES

(Registrant)



By: Rose Marie Glazer

Siemens Corporation

Sr. Vice President, General Counsel and Secretary

Date: 06-17-, 2013



By: Karin Alleraun

Siemens Corporation

Vice President, Treasurer & Controller

Date: 17.06., 2013